Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to combined fixed charges for the historical periods shown. For purposes of determining the ratio of earnings to combined fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Combined fixed charges consist of capitalized interest credit, interest factor in rental expense and other interest and fixed charges.

	For the Fiscal Years Ended December 31,
	2016	2015	2014	2013	2012
		(in thousands, except for ratios)
Earnings:
Income from continuing operations before income taxes	$653,677	$648,071	$562,552	$503,705	$451,410
Fixed charges	148,227	147,167	91,642	96,607	90,647

Total earnings available for fixed charges	$801,904	$831,184	$654,194	$600,312	$542,057
Fixed Charges:
Interest expense	$120,042	$121,315	$69,984	$76,137	$72,507
Interest factor in rental expense (1)	28,185	25,852	21,658	20,470	18,140

Total fixed charges	$148,227	$147,167	$91,642	$96,607	$90,647
Ratio of Earnings to Fixed Charges	5.4x	5.6x	7.1x	6.2x	6.0x

(1) Fixed charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.